[Letterhead of UHF, Incorporated]

September 8, 2008

U.S. Securities and Exchange Commission
CF/AD-9
100 F Street N.E.
Washington D.C. 20549

RE; UHF, Incorporated, Commission File No. 000-49729

Dear Sir or Madam:

In connection with our filing of our Form 10-KSB/A-1we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ronald Schmeiser
Ronald Schmeiser, Chief Executive Officer